
07008164

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2007
WASH. DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50709

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 6/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CENTREINVEST, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
SEP 0 7 2007
THOMSON
FINANCIAL

140 BROADWAY
(No. And Street)

NEW YORK, NY 10005
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SLAVA YENIN 212-809-8707
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR BOSTON, MA 02109
(Address) (City) (state) Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I William Hardy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Invest Inc as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2010

Evelyn Hennigar
Notary Public

William Hardy
Signature

Vice President, CCO
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTREINVEST, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

CENTREINVEST, INC.

Year Ended June 30, 2007

Table of Contents

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Shareholders
of CentreInvest, Inc.
New York, NY

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of CentreInvest, Inc. (the "Company"), a subsidiary of Intelsa Investments Limited, as of June 30, 2007 and the related statements of operations, changes in shareholders' deficit, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations, thereby resulting in the erosion of its capital base, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
August 15, 2007

UHY LLP is an independent member of Urbach Hacker Young International Limited

CENTREINVEST, INC.
Statement of Financial Condition
June 30, 2007

	2007
Assets	
Current assets:	
Cash and cash equivalents	$ 165,331
Receivable from brokers	62,751
Reserved cash - security deposit	10,189
Property and equipment, at cost, net of accumulated depreciation and amortization of $182,068	3,048
Deposits and other assets	17,629
Total assets	$ 258,948
Liabilities and Shareholders' Deficit	
Liabilities:	
Accounts payable	$ 72,553
Sublease loss liability	9,860
Security deposit	10,189
Total liabilities	92,602
Shareholders' deficit	
Common stock, no par value; authorized 50,000 shares, 10,562 shares issued and outstanding	4,610,076
Accumulated deficit	(4,443,730)
Total shareholders' deficit	166,346
Total liabilities and shareholders' deficit	$ 258,948

The accompanying notes are an integral part of these financial statements.

CENTREINVEST, INC.
Statement of Operations
Year Ended June 30, 2007

	2007
Revenue:	
Research and other fees and other income	$ 5,666
Total revenue	5,666
Operating expenses:	
Compensation and benefits	280,170
Professional fees	127,667
Occupancy	108,749
Other operating expenses	54,052
Fees	13,966
Communication	5,976
Total operating expenses	590,580
Loss on operations	(584,914)
Other income and expenses	2,884
Net loss	$ (582,030)

The accompanying notes are an integral part of these financial statements.

CENTREINVEST, INC.
Statement of Changes in Shareholders' Deficit
Year Ended June 30, 2007

	Total	Shares	Common Stock	Accumulated Deficit
Balance, shareholders' deficit, June 30, 2006 (as restated)	$ 182,801	8,141	$ 4,044,501	$ (3,861,700)
Issuance of common stock	565,575	2,421	565,575	-
Net loss	(582,030)		-	(582,030)
Balance, shareholders' deficit, June 30, 2007	$ 166,346	10,562	$ 4,610,076	$ (4,443,730)

The accompanying notes are an integral part of these financial statements.

CENTREINVEST, INC.
Statement of Cash Flows
Year Ended June 30, 2007

	2007
Cash flows from operating activities:	
Net loss	$ (582,030)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	999
Changes in assets and liabilities:	
Receivable from brokers	1,909
Deposits and other assets	(12,321)
Accounts payable	31,747
Due from parent	39,749
Employee advances	4,469
Net cash used in operating activities	(515,478)
Cash flows from investing activities:	
Purchases of property and equipment	(1,383)
Net cash used in investing activities	(1,383)
Cash flows from financing activities:	
Issuance of common stock	565,575
Net cash provided by financing activities	565,575
Net increase in cash and cash equivalents	48,714
Cash and cash equivalents, beginning of year	116,617
Cash and cash equivalents, end of year	$ 165,331

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF OPERATIONS

CentreInvest, Inc. (the "Company") is a 98 percent owned subsidiary of Intelsa Investments Limited (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the proprietary trading of securities. The Company acts as an introducing broker for its Parent with respect to domestic and certain foreign securities transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition. Cash equivalents consist primarily of money market funds.

Property and Equipment

Property and equipment are recorded at cost when acquired. Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets ranging from five to seven years. Leasehold improvements are depreciated over the shorter of their useful lives or lease term.

Revenue and Cost Recognition

The Company records transactions in securities and related revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Receivables and Credit Policy

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Management individually reviews all the accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of June 30, 2007, the Company has no trade receivables.

Income Taxes

The Company uses the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amount and based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM BROKERS

The clearing and depository operations for the Company's domestic proprietary transactions are provided by Penson Financial Services, Inc. and Sterne Agee & Leach, Inc. At June 30, 2007, the securities owned and the receivable from brokers reflected in the statement of financial condition are positions carried by and amounts due from these clearing brokers.

A summary of the receivable from brokers at June 30, 2007 are as follows:

Penson Financial Services, Inc.	$	54,371
Sterne Agee & Leach, Inc.		8,380
	$	62,751

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of June 30, 2007, there were no material unsecured amounts owed to clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

Investments in securities are subject to margin requirements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of the following at June 30, 2007:

Office equipment	$	99,313
Leasehold improvements		43,771
Furniture and fixtures		36,693
Computer equipment		5,339
Total fixed assets		185,116
Less: accumulated depreciation		182,068
	$	3,048

NOTE 5 – SHAREHOLDERS' DEFICIT

Common Stock

The Company is capitalized entirely through no par value common stock. As of June 30, 2007 the Company had 9,000 shares authorized however subsequent to year-end the Company authorized an additional 41,000 shares effective June 30, 2007. As a result, the Company has 50,000 shares authorized and 10,562 shares issued and outstanding as of June 30, 2007.

NOTE 6 - INCOME TAXES

At June 30, 2007, the Company had net operating loss carry-forwards for income tax purposes of approximately $4,400,000, which are available to offset future federal, state and local taxable income. The carry-forwards resulted in a deferred tax asset of approximately $1,844,000 at June 30, 2007, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

NOTE 7 - COMMITMENTS

In October 2006, the Company entered into a non-cancelable operating lease agreement for its primary office space. The lease requires monthly rent in the amount of $6,300 through September 2008.

In addition, the Company is obligated for office space under a non-cancellable operating lease expiring on May 30, 2008. The lease contains provisions for escalations based on certain costs incurred by the lessor. Effective November 2003, the Company entered into a sublease for this property, whereby it is leasing out the premises through May 30, 2008. As a result of entering into the sublease, the Company no longer had the right to use the facility as they did under the original lease. Accordingly, the present value of future minimum rental payments in excess of anticipated revenue from operating subleases was accrued on the balance sheet as a liability. The balance of the liability as of June 30, 2007 was $9,860.

As of June 30, 2007, the future minimum annual rental commitments under these non-cancelable leases are as follows:

2008	$ 198,521
2009	18,900
	$ 217,421

Total rent expense for the year ended June 30, 2007 was $107,250.

Minimum future rentals expected to be received under the aforementioned non-cancellable operating lease are as follows for the year ending June 30, 2007:

2008	$ 112,075

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2007, the Company had a net capital of $144,864 which represented an excess of $138,691 on the minimum net capital requirement of $6,173.

NOTE 9 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company incurred a loss from operations of approximately $582,000 in 2007and has sustained net losses of approximately $4,444,000 from its inception through June 30, 2007. Management of the Company expects to continue to receive funds from its Parent and/or from its affiliates, and those funds are expected to provide the Company with sufficient operating capital as necessary to continue operations through June 30, 2008.

NOTE 10 - PRIOR PERIOD ADJUSTMENT

In a prior year, the Company sublet its former office facility for less than the Company's minimal rental commitments due under the original lease. As a result of entering into the sublease, the Company no longer had the right to use the facility as they did under the original lease. Accordingly, the Company should have accrued on the balance sheet and charged operating expenses in an amount equal to the present value of future minimum rental payments in excess of anticipated revenue from operating subleases in the amount of $21,690 as of June 30, 2006.

The effects of the prior period adjustment are as follows:

	Total Assets	Total Liabilities	Accumulated Deficit	Net Loss
As previously reported at June 30, 2006	$ 243,655	$ 39,164	$ (3,840,010)	$ (226,129)
Loss on operating sub-leases	-	21,690	(21,690)	(21,690)
As restated at June 30, 2006	$ 243,655	$ 60,854	$ (3,861,700)	$ (247,819)

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Shareholders
of CentreInvest, Inc.
New York, NY

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of CentreInvest, Inc. (the "Company"), a subsidiary of Intelsa Investments Limited, for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

UHY LLP is an independent member of Urbach Hacker Young International Limited

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities and Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
August 15, 2007

CENTREINVEST, INC.
Computation and Reconciliation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
June 30, 2007

SCHEDULE I

		2007
Credits:		
Shareholders' equity		$ 166,346
Debits:		
Non-allowable assets:		
Fixed assets		3,048
Other assets		17,629
Total debits		20,677
Net capital before haircuts on security positions		145,669
Haircuts on security positions		805
Net capital		144,864
Minimum net capital requirement - the greater of		
1/15 x aggregate indebtedness	6,173	
or minimum dollar net capital requirement	5,000	6,173
Excess net capital		$ 138,691
Aggregate indebtedness		$ 92,602
Ratio of aggregate indebtedness to net capital		63.92%
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of June 30, 2007 which was filed on July 27, 2007):		
Net capital, as reported in Company's part IIA (unaudited) FOCUS report		$ 154,287
Audit adjustments		(9,423)
Audited net capital, per above		$ 144,864

CENTREINVEST, INC.
Computation of Determination of Reserve Requirements
and Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3
June 30, 2007

SCHEDULE II

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

END